SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number 000-28884

Eltek Ltd.

(Name of Registrant)

Sgoola Industrial Zone,

Petach Tikva, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Eltek Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1 Notice of Proxy and Annual General Meeting of Shareholders to be held on August 11, 2026

99.2 Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Ron Freund Ron Freund Chief Financial Officer

Date: July 2, 2026

EXHIBIT INDEX

EXHIBIT NO. 99.1	DESCRIPTION Notice and Proxy of Annual General Meeting of Shareholders to be held on August 11, 2026
99.2	Form of Proxy Card